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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)+

Trico Marine Services, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

896106200
(CUSIP Number)

December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

__________

CUSIP No	896106200

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Investcorp Investment Advisers Limited*

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,158,348 (1)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,158,348 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,158,348 (1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99% (1)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

* Investcorp Investment Advisers Limited ("IIAL"), an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended, serves as investment manager to Investcorp Silverback Arbitrage Master Fund Limited, Investcorp Silverback Opportunistic Convertible Master Fund Limited (the "Master Funds") and certain other private investment vehicles.   In its capacity as investment manager of the Master Funds and certain other private investment vehicles, IIAL possesses investment and/or voting power over the securities held by such private investment vehicles, including the securities of the Issuer described in this Schedule 13G that are owned by such private investment vehicles, including the Master Funds, and may be deemed to be the beneficial owner of the securities held by such private investment vehicles, including the securities of the Issuer described in this Schedule 13G that are owned by such private investment vehicles, including the Master Funds.  However, all securities reported on this Schedule 13G are owned by such private investment vehicles, including the Master Funds.   IIAL disclaims beneficial ownership of the securities reported in this Schedule 13G, and the filing of this Schedule 13G shall not be construed as an admission that IIAL is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities reported in this Schedule 13G.

CUSIP No	896106200

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Silverback Asset Management, LLC*

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,158,348 (1)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,158,348 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,158,348 (1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99% (1)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* Silverback Asset Management, LLC ("SAM") serves as investment sub-adviser to Investcorp Silverback Arbitrage Master Fund Limited, Investcorp Silverback Opportunistic Convertible Master Fund Limited (the "Master Funds") and certain other private investment vehicles.  In its capacity as investment sub-adviser of such private investment vehicles, including the Master Funds, SAM may be deemed to be the beneficial owner of securities held by each such private investment vehicle.  SAM disclaims beneficial ownership of the securities reported in this Schedule 13G, except to the extent of its pecuniary interest therein, and the filing of this Schedule 13G shall not be construed as an admission that SAM is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities reported in this Schedule 13G, except to the extent of its pecuniary interest therein.

CUSIP No	896106200

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Investcorp Silverback Arbitrage Master Fund Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,447,872 (2)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,447,872 (2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,447,872 (2)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.94% (2)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No	896106200

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliot Bossen*

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,158,348 (1)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,158,348 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,158,348 (1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99% (1)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* Elliot Bossen is the sole managing member of Silverback Asset Management, LLC ("SAM"), and is primarily responsible for the investment decisions of SAM.  Elliot Bossen disclaims beneficial ownership of the securities reported in this Schedule 13G, except to the extent of his pecuniary interest therein, and the filing of this Schedule 13G shall not be construed as an admission that he is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities reported in this Schedule 13G, except to the extent of his pecuniary interest therein.

CUSIP No		896106200

Item 1.	(a).	Name of Issuer:

		Trico Marine Services, Inc.

(b).	Address of Issuer's Principal Executive Offices:

10001 Woodloch Forest Drive, Suite 610 The Woodlands, Texas 77380 United States of America

Item 2.	(a).	Name of Person Filing:
Investcorp Investment Advisers Limited Silverback Asset Management, LLC Investcorp Silverback Arbitrage Master Fund Limited Elliot Bossen

(b).	Address of Principal Business Office, or if None, Residence:

Investcorp Investment Advisers Limited
Investcorp House, P.O. Box 53409
Manama, Kingdom of Bahrain

Silverback Asset Management, LLC
1414 Raleigh Road
Suite 250
Chapel Hill, NC  27517

Investcorp Silverback Arbitrage Master Fund Limited
c/o Paget-Brown Trust Company Limited
West Wind Building, Harbour Drive, P.O. Box 1111
George Town, Grand Cayman, Cayman Islands

Elliot Bossen
c/o Silverback Asset Management, LLC
1414 Raleigh Road

Suite 250 Chapel Hill, NC 27517

(c).	Citizenship:

Investcorp Investment Advisers Limited – Cayman Islands exempted company
Silverback Asset Management, LLC – Delaware limited liability company
Investcorp Silverback Arbitrage Master Fund Limited – Cayman Islands exempted company

Elliot Bossen – United States citizen

(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share

(e).	CUSIP Number:

896106200

Item 3.	If This Statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c).

(b)	[_]	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[_]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	Group, in accordance with s.240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Investcorp Investment Advisers Limited: 2,158,348 (1) Silverback Asset Management, LLC: 2,158,348 (1) Investcorp Silverback Arbitrage Master Fund Limited: 1,447,872 (2) Elliot Bossen: 2,158,348 (1)

(b)	Percent of class:

Investcorp Investment Advisers Limited: 9.99% (1) Silverback Asset Management, LLC: 9.99% (1) Investcorp Silverback Arbitrage Master Fund Limited: 6.94% (2) Elliot Bossen: 9.99% (1)

(c)	Number of shares as to which Investcorp Investment Advisers Limited has:

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	2,158,348 (1)	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	2,158,348 (1)	.

Number of shares as to which Silverback Asset Management, LLC has:

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	2,158,348 (1)	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	2,158,348 (1)	.

Number of shares as to which Silverback Arbitrage Master Fund Limited has:

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	1,447,872 (2)	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	1,447,872 (2)	.

Number of shares as to which Elliot Bossen has:

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	2,158,348 (1)	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	2,158,348 (1)	.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

N/A

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.  If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2010
Date

INVESTCORP INVESTMENT ADVISERS LIMITED*

By: /s/ Mufeed Rajab
Name: Mufeed Rajab
Title: Director

SILVERBACK ASSET MANAGEMENT, LLC*

By: /s/ Elliot Bossen
Name: Elliot Bossen
Title: Managing Member

INVESTCORP SILVERBACK ARBITRAGE MASTER FUND LIMITED*

By: /s/ Mufeed Rajab
Name: Mufeed Rajab
Title: Director

ELLIOT BOSSEN*
/s/ Elliot Bossen

*The Reporting Persons disclaim beneficial ownership over the securities reported herein except to the extent of the Reporting Persons' pecuniary interest therein.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

+ This Amendment No. 2 amends and restates the statements in the Amendment No. 1 filed on June 25, 2009 with respect to shares of common stock, par value $0.01 per share (the "Common Stock") of Trico Marine Services, Inc., a Delaware corporation (the "Company").  As was the case in the Amendment No. 1, this Amendment No. 2 takes into consideration the conversion limitation of the Company's 8.125% convertible debentures of Trico Marine Services, Inc. (the "Company"), such convertible debentures held by Investcorp Silverback Arbitrage Master Fund Limited and Investcorp Silverback Opportunistic Convertible Master Fund Limited, pursuant to which the Reporting Persons herein are prevented from converting any portion of such convertible debentures in excess of 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to such conversion (the "Conversion Limitation").  Investcorp Silverback Opportunistic Convertible Master Fund Limited's beneficial ownership in Trico Marine Services, Inc. is less than 5% of the Company's Common Stock, and, therefore, pursuant to Section 13(g) of the Securities Exchange Act of 1934, as amended, it has not filed herein as a Reporting Person.

(1) These shares are derived solely from (a) Investcorp Silverback Arbitrage Master Fund Limited's ownership of the Company's 8.125% convertible debentures and Common Stock and (b) Investcorp Silverback Opportunistic Convertible Master Fund Limited's respective ownership of the Company's 3% and 8.125% convertible debentures.

(2) These shares are derived solely from Investcorp Silverback Arbitrage Master Fund Limited's ownership of the Company's 8.125% convertible debentures and Common Stock.

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13G/A dated February 16, 2010 relating to the Common Stock, par value $0.01 per share, of Trico Marine Services, Inc. shall be filed on behalf of the undersigned.

February 16, 2010
Date

INVESTCORP INVESTMENT ADVISERS LIMITED

By: /s/ Mufeed Rajab
Name: Mufeed Rajab
Title: Director

SILVERBACK ASSET MANAGEMENT, LLC

By: /s/ Elliot Bossen
Name: Elliot Bossen
Title: Managing Member

INVESTCORP SILVERBACK ARBITRAGE MASTER FUND LIMITED

By: /s/ Mufeed Rajab
Name: Mufeed Rajab
Title: Director

ELLIOT BOSSEN
/s/ Elliot Bossen

SK 04098 0012 1071459